Exhibit 99.1

Nord Anglia Education Schedules 2016 Annual Meeting of Shareholders

HONG KONG, March 11, 2016 /PRNewswire/ — Nord Anglia Education, Inc. (NYSE: NORD), the world’s leading premium schools organization, announced today that it will hold its 2016 Annual Meeting of Shareholders on Tuesday, April 12, 2016, at 9:00 A.M. UK time. The meeting will be held at InterContinental London Park Lane, One Hamilton Place, Park Lane, London, W1J 7QY, United Kingdom. All shareholders of record as of March 7, 2016 will be eligible to vote and are invited to attend.

The primary agenda of the meeting is to re-elect Alan Kelsey, Andrew Fitzmaurice, Graeme Halder, Jack Hennessy, Kosmas Kalliarekos, Carlos Watson and Nicholas Baird as the Company’s directors until the next annual meeting of shareholders and until their successors are duly elected and ratify the appointment of PricewaterhouseCoopers as the Company’s independent registered public accounting firm for the fiscal year ending August 31, 2016.

Nord Anglia Education’s Annual Report on Form 20-F and proxy statement, including the Notice of 2016 Annual Meeting of Shareholders, are available on the Company’s website: http://ir.nordangliaeducation.com.

Shareholders of the Company may receive a hard copy of the Company’s Annual Report on Form 20-F free of charge upon request. Such request can be made by sending an e-mail to investors@nordanglia.com, along with complete contact details and a mailing address.

About Nord Anglia Education, Inc.

Nord Anglia Education (NYSE: NORD) is the world’s leading premium schools organization. Our 42 international schools are located in China, Europe, the Middle East, Southeast Asia and North America. Together, they educate more than 34,750 students from kindergarten through to the end of secondary education. We are driven by one unifying philosophy — we are ambitious of our students, our people and our family of schools. Our schools deliver a high quality education through a personalized approach enhanced with unique global opportunities to enable every student to succeed. We primarily operate in geographic markets with high foreign direct investment, large expatriate populations and rising disposable income. We believe that these factors contribute to high demand for premium schools and strong growth in our business. Nord Anglia Education is headquartered in Hong Kong SAR, China. Our website is www.nordangliaeducation.com.

Forward-Looking Statements

This press release includes statements that express our current opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results and therefore are, or may be deemed to be, “forward looking statements”. These forward looking statements can generally be identified by the use of forward-looking terminology, including the terms “believe,” “expect,” “may,” “will,” “should,” “seek,” “project,” “approximately,” “intend,” “plan,” “estimate” or “anticipate,” or, in each case, their negatives or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this press release and include statements regarding our intentions, beliefs or current expectations.

By their nature, forward-looking statements relate to events that involve risks and uncertainties or that depend on circumstances that may or may not occur in the future. We believe that these risks and uncertainties include, but are not limited to, those under “Risk Factors” in our most recent Annual Report on Form 20-F filed with the SEC.

For further information, please contact:

Investors:

Vanessa Cardonnel

Corporate Finance and Investor Relations Director — Nord Anglia Education

Tel: +852 3951 1130

Email: vanessa.cardonnel@nordanglia.com

John Rouleau

Managing Director — ICR LLC

Tel: +1 203 682 8342

Email: John.Rouleau@icrinc.com

Media:

Sarah Doyle

Head of Brand — Nord Anglia Education

Tel: +852 3951 1144

Email: sarah.doyle@nordanglia.com